

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2013

Via E-Mail
John A. Kritzmacher
Executive Vice President and Chief Financial Officer
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030

Re: John Wiley & Sons, Inc.
Form 10-K for Fiscal Year Ended April 30, 2013
Filed June 26, 2013
Form 10-Q for the Fiscal Period Ended October 31, 2013
Filed December 10, 2013
File No. 001-11507

Dear Mr. Kritzmacher:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstance, please tell us why in your response.

After reviewing the information you provide in response to our comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2013

Risk Factors
Risk of Doing Business in Developing and Emerging Markets

1. You disclose that you sell your products in Syria, Sudan and Cuba. Recent news articles note that you provide analyses and publish articles relating to Syria, Sudan and Cuba. As you know, Syria, Sudan and Cuba are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please tell us about contacts with Syria, Sudan or Cuba since your letter to us dated December 3, 2009. Describe the nature and extent of your past, current, and anticipated contacts with those countries since the letter, whether through subsidiaries, distributors, resellers, affiliates or other direct or indirect means. For instance, we are aware of a 2013 news article reporting that IHS, Inc. announced a partnership with you. We note that IHS provides on its website articles/analyses on Syria, Sudan and Cuba, and that IHS has discussed in publicly available

SEC correspondence its business contacts with Syria and Sudan. Your response should describe any services, transactions or products you have provided to or received from Syria, Sudan and Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

2. Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Management's Discussion and Analysis
Results of Operations

3. For each segment you disclose a line item for "direct expenses" that appears to be material in amount to each segment, however there is no discussion of the nature and type of costs that make up these expenses. Please revise your disclosure accordingly, and provide investors with some relative context of the materiality of each component, preferably by disclosing comparative amounts for such.

Liquidity and Capital Resources – Fiscal year 2013

4. A significant portion of your cash and cash equivalents at each balance sheet presented in this filing and in the Form 10-Q for the period ended July 31, 2013 is held outside of the United States. In view of this, please disclose the availability of cash outside of the U.S. to fund U.S. operations and obligations and the impact on the liquidity of your U.S. operations by maintaining such a significant amount of cash and cash equivalents outside of the U.S. You should also state here the need to accrue and pay taxes upon the repatriation of undistributed earnings of your non-U.S. entities, along with a statement of your intention not to repatriate such earnings, to the extent true, or your need to access the associated funds. Refer to Item 303(a)(1) of Regulation S-K, and Section IV of Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

Notes to the Consolidated Financial Statements

Note 17 – Retirement Plans

5. Please disclose any obligations and expense recognized in regard to the agreements you have with certain officers and senior management that provide for the payment of supplemental retirement benefits. If not considered material, please so disclose.

6. Please explain to us and disclose the basis for the amount reported as the "recognized net actuarial loss" component of the net pension expense. In so doing, explain to us how your treatment complies with the requirements of ASC 715-30-35-18 through 28.

Pension plan assets/investments

7. Please clarify for us and in your disclosure if the target allocation disclosed for the pension assets is for each of the U.S. and non-U.S. plans or for the plans on a combined basis.

Note 20 – Segment Information

8. Please disclose the basis for allocation of shared services costs to the respective segments.

Form 10-Q for the Period Ended October 31, 2013

Controls and Procedures, page 38

9. Please revise your description of "controls and procedures" to fully conform to the definition of such in Exchange Act Rules 13a-15(e) and 15d-15(e) or, alternatively, refer to controls and procedures as defined within these rules. Otherwise, your evaluation appears to be qualified with respect to only the portion that has been described. Additionally, please represent to us your conclusion in regard to your disclosure controls and procedures as defined in these rules as of July 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doug Jones at 202-551-3309 if you have any questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief